May 4, 2015

VIA EDGAR (“corresp”)

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	United Continental Holdings, Inc.
File No. 001-06033
And
United Airlines,Inc.
File No. 001-10323

Dear Mr. Shenk:

This letter responds to a letter from the U.S. Securities and Exchange Commission (the “Commission”) dated April 22, 2015, concerning the United Continental Holdings, Inc. (“UAL”) and United Airlines, Inc. (“United” and together with UAL, the “Company”) Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”). For your convenience, the Staff’s comment is repeated below in bold, with the Company’s response to the comment set forth immediately thereafter.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 41

1.	We note from the balance sheet that you have a significant working capital deficit as of December 31, 2014 and 2013. However, you did not provide insights or reasons behind the deficit, the impact of such on your cash flows, liquidity, and operations, and how you manage the deficit. Please expand your disclosure to include such a discussion. Refer to Regulation S-K, Item 303(a)(1) and instruction 5 to paragraph 303(a) for guidance.

Response: The Company as well as several other major airlines have a working capital deficit. This does not have an adverse impact to cash flows, liquidity or operations as a large portion of our current liabilities is associated with deferred revenue items that do not require cash outlays. As of December 31, 2014, approximately $5.8 billion of our current liabilities are related to our air traffic liability and frequent flyer deferred revenue. They both represent revenue to be recognized in the following 12 months. Adjusting out these deferred revenue items would leave the Company with positive working capital of $1.4 billion as of December 31, 2014.

Cash Flows from Operating Activities, page 41

2.	It appears that cash used for fuel hedge collateral was a material operating cash flow activity in 2014 that you did not discuss in your cash flows analysis. Please expand this section by quantifying all material activities resulting in material change in cash flows from prior periods so investors may have a better understanding of the factors causing the change. In this regard, please discuss material individual working capital items like, for example, changes associated with receivables and frequent flyer deferred revenue and advanced purchase of miles along with their underlying factors in your analysis. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response: The Company made multiple disclosures of its fuel hedge collateral, including a separate line in its Consolidated Balance Sheet, Statement of Consolidated Cash Flow as well as discussion in Footnote 10 to the Combined Notes to the Consolidated Financial Statements in Part II Item 8 of the 2014 Form 10-K. Given the extensive disclosures, the Company used a cross-reference to the footnotes on page 44 of Management’s Discussion and Analysis of Financial Condition and Results of Operations of the 2014 Form 10-K. We will expand our discussion of other material working capital changes in future filings.

Combined Notes to Consolidated Financial Statements, page 69

Note 7 – Income Taxes, page 81

3.	Please reconcile for us the amount attributed to the valuation allowance in the table on page 82 for 2014 of $(441) to the change in the valuation allowance between 2014 and 2013 of $160 shown in the table on page 83.

Response: The $160 million increase in the valuation allowance on page 83 of the 2014 Form 10-K includes all changes to the valuation allowance. The $441 million reduction in the valuation allowance on page 82 is related only to the taxes on income for 2014. The difference of $601 million is primarily associated with an increase in the valuation allowance recorded in other comprehensive loss associated with the tax effect of the items in Other comprehensive loss for 2014. Other comprehensive loss for 2014 totaled approximately $1.7 billion.

4.	You disclose you continue to provide a valuation allowance for your deferred tax assets in excess of deferred tax liabilities because you have concluded that it is more likely than not that such deferred tax assets will ultimately not be realized, despite that you were not in a three-year cumulative loss position at the end of 2014. In this regard, we note the valuation allowance increased slightly in 2014 to $4.8 billion. You disclose an uncertainty about forecasted results, in part, supports that the valuation allowance is still necessary. Please confirm to us whether the assumptions and future trends associated with your forecasted results in assessing the realizability of your deferred tax assets is consistent with the assumptions used in testing goodwill and intangible and tangible assets (in particular, your aircraft fleet) for impairment. If they are consistent, explain how you had considered the uncertainty in forecasted results in your asset impairment tests and how you reasonably concluded the assets were not impaired beyond the disclosed 2014 $16 million impairment related to your indefinite-lived intangible assets. In so doing, tell us the major factors along with the weights given to the uncertain forecasted results in arriving at your conclusions with respect to the adequacy of the valuation allowance and the asset impairment tests.

Response: We used the same assumptions and future trends associated with forecasted results in both our asset impairment assessments and our consideration of the need for a valuation allowance, where applicable.

In accordance with ASC 360-10-35-21, the Company evaluates the carrying value of its long-lived assets (specifically fleet) and intangible assets subject to amortization whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. During 2014, there were no events or changes in circumstances that indicated the carrying amount of our long lived assets and intangible assets subject to amortization may not be recoverable.

The impairment tests for goodwill and other indefinite lived intangible assets require an entity to determine the fair value of a reporting unit or indefinite lived intangible asset and compare that fair value to the carrying value (as stated in ASC 350-20-35-4 and 350-30-65-3), which is inherently different than the assessment of whether or not an entity is more likely than not to realize the tax benefit of an existing deductible temporary difference or carryforward. There were, however, no inconsistencies in any of the underlying projections that the Company considered in making this assessment with those that were considered in evaluating the realizability of deferred tax assets.

We acknowledge that our disclosure in our 2014 Form 10-K states that “Although the Company was not in a three-year cumulative loss position at the end of 2014, management determined that the low level of cumulative pre-tax income, combined with uncertainty about forecasted results, supports the conclusion that the valuation allowance is still necessary.” We will revise the disclosure in future filings to more accurately describe our assessment as follows, “Although the Company is not in a three-year cumulative loss position, management has determined that the low level of cumulative pre-tax income, coupled with the Company’s history of operating losses resulted in a determination that a valuation allowance is still necessary.”

ASC 740 requires the weight of all available evidence, both positive and negative, be considered when evaluating the realizability of deferred tax assets, which means that while a company’s projections have not changed (consistent projections are used in all of the Company’s accounting analysis), negative evidence may be substantial enough such that projections are not relied on as a source of future taxable income for purposes of concluding whether or not a valuation allowance is necessary.

ASC 740-10-30-23 states an entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

We considered past profitability and future expectations of profitability to determine whether it is more likely than not that we will generate sufficient taxable income to realize our net deferred income tax assets of $4.7 billion. Management placed significant weight on past performance (i.e., losses or near break-even) as it is more objectively verifiable than projections of future taxable income.

ASC 740-10-30-21 through 23 states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as losses in recent years. Since we emerged from bankruptcy in 2006, we have had net losses in 2008, 2009 and 2012. Additionally, recent years with pre-tax income were essentially break-even both cumulatively and individually. Cumulative pre-tax income for 2011 through 2014 was less than 1% of cumulative revenues for the same period. The highest amount of net income as a percentage of revenues in any individual year during that period was 2.9% in 2014. Management believes the historical results are objectively verifiable significant negative evidence and could not be overcome at a more likely than not basis solely by projections of future income.

Management also acknowledges that it assesses the need for a valuation allowance on a quarterly basis and will continue to monitor the development of positive (continuing profitability) and negative evidence such that any change in valuation allowance is reflected in the appropriate period.

With respect to the preceding responses, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any additional questions or comments after reviewing this letter, the Company would appreciate the opportunity to discuss the comments with the staff. Please direct any questions about this letter to me at (872) 825-3077.

Sincerely,

/s/ Chris Kenny

Chris Kenny

Vice President and Controller

cc:	Jeffery A. Smisek
John Rainey
Brett J. Hart

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